                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2

                   Under the Securities Exchange Act of 1934



                               AgriBioTech, Inc.
                                (Name of Issuer)

                         Common Stock. $.001 par value
                         (Title of Class of Securities)

                                  008494-10-6
                                 (CUSIP Number)



                               Page 1 of 4 pages
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                                  SCHEDULE 13G

CUSIP No. 008494-10-6                                  Page 2 of 4
---------------------                                  -----------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Henry A. Ingalls

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                         (a) [ ]
                                         (b) [ ]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                5)   SOLE VOTING POWER
                       1,289,189  (See Item 4)

NUMBER          6)   SHARED VOTING POWER
OF SHARES              None
BENEFICIALLY
OWNED BY        7)   SOLE DISPOSITIVE POWER
EACH                   1,289,189  (See Item 4)
REPORTING
PERSON WITH     8)   SHARED DISPOSITIVE POWER
                       None

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,289,189 (See Item 4)

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (a) EXCLUDES CERTAIN SHARES
      [ ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      8.1%

12) TYPE OF REPORTING PERSON
      IN
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Item  1(a).   Name of Issuer:
              --------------

          AgriBioTech, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

          2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.

Item  2(a).   Name of Person Filing:
              ---------------------

          Henry A. Ingalls

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------

          The Reporting Person's business address is 2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.


Item  2(c).   Citizenship:
              -----------

          USA.

Item  2(d).   Title of Class of Securities:
              ----------------------------

          Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number:  008494-10-6.
              --------------------------

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
         ------------------------------------------------------------------
check whether the person filing is a:
------------------------------------

          Inapplicable.

Item 4.  Ownership:
         ---------

          (a) 1,289,189 Shares.  See Item 4(c).

          (b) This figure represents approximately 8.1% of the outstanding Shares of the Issuer (based on 14,667,335 Shares outstanding on December 31, 1996, plus the 1,250,000 Shares issuable upon exercise of Stock Options and 39,189 shares issued upon exercise of Warrants acquired by the Reporting Person after December 31, 1996).

          (c) At December 31, 1996, the Reporting Person had sole voting power over 1,250,000 Shares, consisting of Shares underlying 1,250,000 stock options. The Reporting Person has sole dispositive power over such 1,250,000 Shares. Subsequent to December 31, 1996, the Reporting Person acquired 39,189 Class B Common Stock Purchase Warrants, exercised such Warrants and received an aggregate of 39,189 shares of Common Stock (and 39,189 Class C Common Stock Purchase Warrants). Of these shares, 19,689 are held by The Reporting Person in joint name with his spouse and 19,500 are held by his children.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

          Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

          Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
--------------------------------------------------------

          Inapplicable.

Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

          Inapplicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

          Inapplicable.

Item 10.  Certification:
          -------------

          Inapplicable.


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997



                                                   /s/ Henry A. Ingalls
                                                   ----------------------
                                                   Henry A. Ingalls